                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)


                  The Louisiana Land and Exploration Company
           ---------------------------------------------------------
                               (Name of Issuer)


                            Shares of Common Stock
                       --------------------------------
                        (Title of Class of Securities)


                                   546268103
                      ----------------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                         Vice President and Controller
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               January 31, 1996
                ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 546268103

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(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                    Fund American Enterprises Holdings, Inc.
                                   94-2708455

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(2)  Check the Appropriate Box if a Member  (a)   _______________________
     of a Group (See Instructions)
                                            (b)   _______________________

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(3)  (SEC Use Only)

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(4)  Source of Funds (See Instructions)        N/A (See Item 3.)

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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(6)  Citizenship or Place of Organization      Delaware
                                               --------

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     Number of Shares                     (7)    Sole Voting Power
     Beneficially Owned                          ----------------------
     by Each Reporting                            0
     Person With                          (8)    Shared Voting Power
                                                 ----------------------
                                                 838,100
                                          (9)    Sole Dispositive Power
                                                 ----------------------
                                                 0
                                          (10)   Shared Dispositive Power
                                                 ------------------------
                                                 838,100

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person  838,100
     Shares

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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(13)  Percent of Class Represented by Amount in Row (11)  Approximately 2.5%

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(14)  Type of Reporting Person (See Instructions)      HC, CO

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                                    2 of 9

                                 CUSIP NO. 546268103

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(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                   51-0328932

-------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member  (a)    _______________________
     of a Group (See Instructions)
                                            (b)    _______________________

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(3)  (SEC Use Only)

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(4)  Source of Funds (See Instructions)        N/A (See Item 3.)

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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(6)  Citizenship or Place of Organization      Delaware
                                               --------

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     Number of Shares                     (7)    Sole Voting Power
     Beneficially Owned                          ----------------------
     by Each Reporting
     Person With                          (8)    Shared Voting Power
                                                 ----------------------
                                                 596,565
                                          (9)    Sole Dispositive Power
                                                 ----------------------

                                          (10)   Shared Dispositive Power
                                                 ------------------------
                                                 596,565

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person  596,565
     Shares

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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(13) Percent of Class Represented by Amount in Row (11)  Approximately 1.8%

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(14) Type of Reporting Person (See Instructions)            CO

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                                    3 of 9

                              CUSIP NO. 546268103

-------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                                   FFOG, Inc.
                                   51-0301710

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(2)  Check the Appropriate Box if a Member   (a)    _______________________
     of a Group (See Instructions)
                                             (b)    _______________________

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(3)  (SEC Use Only)

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(4)  Source of Funds (See Instructions)                   N/A (See Item 3.)

-------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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(6)  Citizenship or Place of Organization                 Delaware
                                                          --------

-------------------------------------------------------------------------------

     Number of Shares                     (7)    Sole Voting Power
     Beneficially Owned                          ----------------------
     by Each Reporting
     Person With                          (8)    Shared Voting Power
                                                 ----------------------
                                                 138,135
                                          (9)    Sole Dispositive Power
                                                 ----------------------

                                          (10)   Shared Dispositive Power
                                                 ------------------------
                                                 138,135

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person  138,135
     Shares

-------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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(13) Percent of Class Represented by Amount in Row (11)  .4%

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(14) Type of Reporting Person (See Instructions)            CO

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                                    4 of 9

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 10 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D ("THE SCHEDULE 13D") WITH THE SECURITIES AND EXCHANGE COMMISSION, AS SUBSEQUENTLY AMENDED. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     On December 26, 1995, FFOG transferred 103,400 Shares to FAEH at $40.625 per Share. FAEH subsequently transferred 103,400 Shares to certain of its direct and indirect wholly-owned subsidiaries on December 26, 1995 at $40.625 per Share.

Item 4.  Purpose of Transaction.
         -----------------------

     As previously disclosed in FAEH's Schedule 13D, FAEH sent a letter dated November 15, 1995 (the "November 15 Letter") to H. Leighton Steward, the Chairman and Chief Executive Officer of the Issuer, in which FAEH requested that the Issuer add three designees of FAEH to management's nominees for election as directors at the Issuer's annual meeting of stockholders in May 1996. Following the delivery of the November 15 Letter, FAEH and the Issuer have had a number of discussions concerning FAEH's request for representation on the Issuer's board. Specifically, in recent weeks, FAEH and the Issuer have been discussing the possibility of having some representatives of FAEH be included in the Issuer's slate of nominees for directors at its upcoming annual meeting.

     As a result of the sales reported in Item 5 below, FAEH has notified the Issuer that FAEH has withdrawn its request for board representation. In addition, as a result of such sales, the Reporting Persons no longer have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                    5 of 9

     Sales by FAEH and certain of its direct and indirect wholly-owned subsidiaries, FAE and FFOG outlined in Schedule II, attached hereto, and incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of LLX or in connection with, or as a participant in, any transaction having such purpose or effect.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     (a) FAEH owns 0 Shares directly, and 596,565 Shares, 138,135 Shares and 103,400 Shares indirectly, through FAE, FFOG and certain of FAEH's direct and indirect wholly-owned subsidiaries, respectively. The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents is as follows:


                                          Percentage of
                         Shares              Shares
                      Beneficially         Beneficially
Person                    Owned               Owned
------                ------------         ------------
  FAEH *                 103,400                .3%

  FAE                    596,565               1.8%

  FFOG                   138,135                .4%

  * FAEH and certain of its direct and indirect wholly-owned subsidiaries

          (b) FAEH has sole voting power and dispositive power with respect to 0 Shares and shares voting power and dispositive power with respect to 596,565 Shares with FAE, 138,135 Shares with FFOG and 103,400 Shares with certain of FAEH's direct and indirect wholly-owned subsidiaries. The persons on Schedule I listed above have sole voting power and dispositive power with respect to Shares individually owned by them respectively.

                                    6 of 9

          (c) Schedule II, attached hereto and incorporated herein by reference, describes all transactions by FAEH and certain of its direct and indirect wholly-owned subsidiaries, FAE and FFOG, or to the best knowledge of FAEH, FAE and FFOG, any of the persons listed on Schedule I, in Shares effected during the past 60 days.

          (d)  None

          (e) As of February 1, 1996, FAEH and certain of its direct and indirect wholly-owned subsidiaries, FAE and FFOG ceased to be the beneficial owners of more than five percent of the outstanding Shares of LLX.

                                    7 of 9

                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 2, 1996

                                     FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                     BY:
                                        ----------------------------------
                                     Name:    Michael S. Paquette
                                     Title:   Vice President and
                                               Controller


                                     FFOG, INC.


                                     BY:
                                        ----------------------------------
                                     Name:    Michael S. Paquette
                                     Title:   Vice President and Secretary


                                     FUND AMERICAN ENTERPRISES, INC.


                                     BY:
                                        ----------------------------------
                                     Name:      Terry L. Baxter
                                     Title:     President and Secretary


                                    8 of 9

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

          Sales of Shares of Common Stock of LLX by the Reporting Persons and by persons listed in Schedule I within the last 60 days.


     Sold By         Date         Number Sold       Unit Price
     -------         ----         -----------       ----------
     FFOG           1/31/96         1,100,000         $42.000

     FFOG            2/1/96           900,000         $42.500

     FFOG            2/2/96            49,500         $43.000

     FFOG            2/2/96             6,000         $43.125

     FFOG            2/2/96             5,000         $43.250

     FFOG            2/2/96            10,500         $43.500

     FFOG            2/2/96            19,000         $43.625



 *  By certain direct and indirect wholly-owned subsidiaries of FAEH.

                                    9 of 9